March 18, 2021

Ms. Asia Timmons-Pierce

Special Counsel

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Future Pearl Labs, Inc.

Amendment No. 1 to Offering Statement on Form 1-A

Filed February 24, 2021

File No. 024-11367

Dear Ms. Timmons-Pierce,

We acknowledge receipt of comments in your letter of March 17, 2021 regarding the Offering Statement of Future Pearl Labs, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 1 to Offering Statement on Form 1-A filed February 24, 2021 Cover Page

1. We note your disclosure on the cover page and elsewhere in your document that investors in this offering will grant an irrevocable voting proxy to the "company's president."  Please revise the disclosure to identify the president of the company. Please reconcile the disclosure on the cover page that investors in this offering will grant an irrevocable voting proxy that will limit their ability to vote their shares of common stock "purchased in this offering" with statements on pages 25 and 31 that the subscription agreement that investors will execute in connection with this offering grants an irrevocable proxy to vote all securities held of record by the investor "(including any shares of the Company’s capital stock that the investor may acquire in the future)." Please ensure that your disclosure reflects the scope of the provision in your subscription agreement.

The Company has amended its disclosure to identify the president of the Company when discussing the irrevocable proxy. In addition, the Company has removed the phrasing “(including any shares of the Company’s capital stock that the investor may acquire in the future)” which would apply only if the shares were convertible into a different class as the option of the holder, which is not applicable to this offering of Common Stock.

2. We note your disclosure that you are offering a minimum number of 10,460 shares of Common Stock and a maximum number of 1,255,230 shares of Common Stock. Please revise to disclose the maximum securities to be offered. It is not permissible to include a range in the volume of securities to be offered.

The Company has revised its disclosure to reflect the maximum number of securities being offered and the components of that maximum number for investors to have clarity on which shares the Company will be receiving cash from investors.

Directors, Executive Officers and Significant Employees, page 22

3. We note your response to prior comment 9. Please ensure that you have disclosed the business experience of Kevin Morris and James Jordan. For example, we note the disclosure in this section does not refer to the business experience of Kevin Morris and James Jordan with Future Acres, Inc. mentioned in another public filing.

The Company has amended the business experience discussions of Kevin Morris and James Jordan to include additional business experience.

Financial Statements

General, page F-1

4. Please note the updating requirements of paragraphs (b)(3)-(5) of Part F/S of Form 1-A.

The Company acknowledges the note, and hopes to be qualified prior to March 31, 2021, before it is required to amend its offering to included updated audited financial statements.

Index to Exhibits

Exhibit 11.1, page II-1

5. Please include a currently dated auditor's consent pursuant to Item 17.11 of Part III to Form 1-A.

The Company is providing a current consent from its auditor in its amended filing.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Future Pearl Labs, Inc. If you have additional questions or comments, please contact me at kevin@wavemaker.vc.

Sincerely,

/s/ Kevin Morris

Kevin Morris

Chief Financial Officer

Future Pearl Labs, Inc.

cc: Andrew Stephenson

CrowdCheck Law LLP